Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

September 28, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Brian Fetterolf

Re:	Monterey Bio Acquisition Corporation
Registration Statement on Form S-1
File No. 333-259378

Dear Mr. Fetterolf:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Monterey Bio Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, September 30, 2021, or as soon as thereafter possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 548 copies of the Preliminary Prospectus dated September 23, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Steven Urbach
Name:	Steven Urbach
Title:	CEO

[signature page to acceleration request]